

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2011

Via E-mail
Colin Mills
President and Chief Executive Officer
Lightcollar, Inc.
Box 973 #264 – 3rd Ave West
Unity, SK, S0K 4L0
Canada

> **Re: Lightcollar, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed June 19, 2012**
> **File No. 333-174759**

Dear Mr. Mills:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please note the date of the prospectus at the top of the cover page is September 15, 2011. It should be the approximate date of the effectiveness of the post-effective amendment. See Rule 423 of Regulation C.

2. We note here your disclosure that the offering will terminate 180 days from the effective date unless extended by your board for an additional 90 days. However, on page 4 in the discussion entitled "Offering Period" you state that the offering period will not exceed 470 days from the effective date unless extended for an additional 90 days. Please review your entire prospectus and revise your prospectus to provide consistent disclosure concerning the term of your offering period.

3. We note that according to your amended Form 8-K filed April 25, 2012 your board extended the offer until June 14, 2012. You filed your post-effective amendment on June 19, 2012. Please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements after June 14, 2012. If so, please provide us with your analysis as to what impact, if any, your failure to have an effective and updated prospectus has on those sales. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended. In addition, please tell us why the board was entitled to extend the offer until June 14, 2012.

4. We note that you plan to extend the offer until December 31, 2012. Please confirm your understanding that the audited financial statements in a prospectus must be updated by post-effective amendment if it is in use beyond nine months after the effective date of the registration statement and if the audited balance sheet is more than 16 months old, and advise us as to your plans in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director